Exhibit 99.1

PRESS RELEASE DATED:

ANNOUNCING FINANCIAL RESULTS FOR FIRST HALF YEAR 2019

ReTo Eco-Solutions, Inc. Announces First Half 2019 Financial Results

BEIJING--(BUSINESS WIRE)--ReTo Eco-Solutions, Inc. (NASDAQ:RETO) (“ReTo” or the “Company”), a manufacturer and distributor of eco-friendly construction materials as well as equipment used for the production of these eco-friendly construction materials, and consultation, design, project implementation and construction of urban ecological environments including those for the purpose of capturing, controlling and reusing rainwater, commonly called “sponge cities”, today announced its financial results for the six months ended June 30, 2019.

First Half 2019 Financial Highlights

	For the Six Months Ended June 30,
($ millions, except per share data)	2019	2018	% Change
Revenues	$18.51	$19.14	(3.3)%
Gross profit	$4.18	$10.41	(59.8)%
Gross margin	22.6%	54.4%	-31.8 percentage points
Operating (loss) income	$(2.59)	$3.33	(178.0)%
Operating margin	(14.01)%	17.4%	-31.4 percentage points
Net (loss) income attributable to ReTo	$(3.01)	$2.19	(259.0)%
Diluted (loss) earnings per share	$(0.15)	$0.09	(265.6)%

●	Revenues decreased by 3.3% to $18.51 million primarily due to the depreciation of the renminbi (RMB) against the US dollar. Without considering the impact of foreign exchange, revenue in RMB increased 3.8% for the six months ended June 30, 2019, as compared to the same period of last year.

●	Gross profit decreased by 59.8% to $4.18 million while gross margin decreased by 31.8% to 22.6%. The decrease was primarily attributable to the lower selling prices for our products and higher raw material costs.

●	Loss from operations was $2.59 million as compared to income from operations of $3.33 million for the same period of last year. The decrease was mainly due to the decrease of our gross profit. Our operating loss margin was 14.01% as compared to operating income margin of 17.4% for the same period of last year.

●	Net loss attributable to ReTo was $3.01 million, or a loss of $0.15 per share, as compared to net income attributable to Reto of $2.19 million, or net earnings of $0.09 per share, for the same period of last year.

Mr. Hengfang Li, Chairman and Chief Executive Officer of ReTo, commented, “Revenues decreased by 3.3% to $18.51 million for the first half of 2019 due to the impact of RMB depreciation against US Dollar. Our gross and operating margins decreased significantly as a result of increased material costs for our equipment and machinery products. To respond to the increasing market competition and maintain our competitive position, we offered more features and customized configurations on our machinery and equipment products to attract more existing and potential customers. In addition, we implemented much higher quality standards during the manufacturing process to ensure product quality. All these factors resulted in an increased cost of goods sold for our machinery and equipment products. We believe this trade off will provide more benefits in the long run in terms of our market share and reputation.”

Mr. Li continued, “We will continue to devote effort to manufacturing equipment used for production of eco-friendly construction materials. With more stringent environmental regulations being enforced in China, many companies have to phase out older equipment that is polluting the environment and have to replace it with environmentally friendly construction materials equipment. We believe our products could provide an ideal solution for these companies. Looking ahead, with a robust order book, we expect the growth of our business to resume in the near future.”

Revenues

Revenues decreased by $0.63 million, or 3.3%, to $18.51 million for the six months ended June 30, 2019 from $19.14 million for the same period of last year. The decrease was primarily due to the depreciation of the RMB against the US dollar. Without considering the impact of foreign exchange, revenue in RMB increased 3.8% for the six months ended June 30, 2019, as compared to the same period of last year.

	For the Six Months Ended June 30,
	2019			2018
	Revenues ($’000)	Gross Profit ($’000)	Gross Margin (%)	Revenues ($’000)	Gross Profit ($’000)	Gross Margin (%)
Machinery and Equipment sales	11,166	2,914	26%	8,829	5,658	64%
Construction materials sales	7,278	1,243	17%	10,187	4,718	46%
Municipal construction projects	69	24	35%	128	34	27%
Total	18,513	4,181	23%	19,144	10,410	54%

The machinery and equipment we manufacture mostly consists of large-scale automatic environmental protection materials production equipment with hydraulic integration, which can be used to produce various types of eco-friendly construction materials and meet the needs of various ecological projects. Revenues from our machinery and equipment segment increased by $2.34 million, or 26.5%, to $11.17 million for the six months ended June 30, 2019 from $8.83 million for the same period of last year. The increase in revenue from machinery and equipment sales were mainly due to the increased market demand for environmentally friendly construction materials equipment, as well as the increased brand awareness being a public company. However, our average selling price decreased compared to the same period last year due to increasing and vigorous market competition.

Construction materials are mostly environmental-friendly – made from mining waste (iron tailings) and fly-ash and are used for ground works, landscaping, hydraulic engineering projects and wall projects. Revenues from construction materials decreased by $2.91 million, or 28.6%, to $7.28 million for the six months ended June 30, 2019 from $10.19 million for the same period of last year. The decrease in revenues from our construction materials sales was related to decreases in both sales volume and average selling price. Due to recent environment remediation activities in Hainan Province, the construction of artificial islands, which are designed for residential living and tourism with luxury hotels and shopping malls, has gone through environmental reassessment and reconsideration, which reduced the demand for our construction materials.

Municipal construction includes such projects as sponge city projects, sewage pipeline construction, public plaza construction, and landscaping. Our environmental-friendly construction materials such as brick and block may be used in these municipal construction projects as required by the local governments. Revenues from municipal construction projects were $0.07 million for the six months ended June 30, 2019, as compared to $0.13 million for the same period last year.

Revenues from machinery and equipment, construction materials, and municipal construction projects accounted for 60.3%, 39.3%, and 0.4%, respectively, of total revenues for the six months ended June 30, 2019, compared to 46.1%, 53.2%, and 0.7%, respectively, for the same period of last year.

Cost of goods sold

Cost of goods sold increased by $5.60 million, or 64.1%, to $14.33 million for the six months ended June 30, 2019 from $8.73 million for the same period of last year.

Cost of goods sold for machinery and equipment was $8.25 million for the six months ended June 30, 2019, compared to $3.17 million for the same period of last year. To respond to the increasing market competition and maintain our competitive position, we offered more features and customized configurations on our machinery and equipment products to attract more existing and potential customers. In addition, we implemented much higher quality standards during the manufacturing process to ensure product quality. All these factors resulted in an increased cost of goods sold for our machinery and equipment products. We believe this trade off will provide more benefits in the long run in terms of our market share and reputation.

Cost of goods sold for construction materials was $6.04 million for the six months ended June 30, 2019 as compared to $5.47 million for the same period of last year. The increase was mainly due to higher raw materials prices as the result of higher market demand due to less supply because of environmental regulation and remediation.

Cost of goods sold for municipal construction projects was $0.05 million for the six months ended June 30, 2019, compared to $0.09 million for the same period of last year.

Gross profit

Gross profit decreased $6.23 million, or 59.8%, to $4.18 million for the six months ended June 30, 2019 from $10.41 million for the same period of last year. Gross margin was 22.6% for the six months ended June 30, 2019 as compared to 54.4% for the same period of last year.

Gross profit for machinery and equipment, construction materials, and municipal construction projects were $2.91 million, $1.24 million, and $0.02 million, respectively, for the six months ended June 30, 2019 as compared to $5.66 million, $4.72 million, and $0.03 million, respectively, for the same period of last year. Gross margin for machinery and equipment, construction materials, and municipal construction projects were 26.0%, 17.1%, and 35.0%, respectively, for the six months ended June 30, 2019 as compared to 64.1%, 46.3%, and 26.6%, respectively, for the same period of last year.

The decrease in gross profit and gross margin for our machinery and equipment, and construction material sales was primarily attributable to lower selling prices and higher raw material costs during the six months ended June 30, 2019, as compared to the same period last year.

Operating expenses

Selling expenses increased $0.02 million, or 3.4%, to $0.63 million for the six months ended June 30, 2019 from $0.61 million for the same period of last year. As a percentage of revenues, selling expenses represented 3.4% of revenues for the six months ended June 30, 2019 as compared to 3.2% for the same period of last year. The change of selling expenses was in line with the change of revenue.

General and administrative expenses decreased $0.96 million, or 33.9% to $1.86 million for the six months ended June 30, 2019 from $2.82 million for the same period of last year. The decrease was mainly due to decreased salaries and benefits, property tax, as well as amortization expenses.

Bad debt expense increased $0.71 million, or 21.51%, to $3.99 million for the six months ended June 30, 2019 as compared to $3.28 million for the same period of last year. The increase was due to slower collections and the slow down of the economy in China in 2019, especially for the construction industry.

Research and development expenses decreased $0.08 million, or 22.2%, to $0.29 million for the six months ended June 30, 2019 from $0.37 million for the same period of last year. The decrease was due to less research and development activities during the six months ended June 30, 2019. Going forward the Company plans to invest more in research and development for more environmentally friendly construction material products.

Total operating expenses decreased $0.31 million, or 4.36%, to $6.77 million for the six months ended June 30, 2019 from $7.08 million for the same period of last year, which was mainly due to decreases in general and administrative expenses, offset by an increase in bad debt expense for the six months ended June 30, 2019.

Operating (loss) income

Operating loss was $2.59 million for the six months ended June 30, 2019, a decrease of $5.92 million or 177.94% from operating income of $3.33 million for the same period of last year. The decrease was primarily related to an increase in cost of goods sold due to the reasons as discussed above.

Other expenses, net

Other expense was $0.51 million for the six months ended June 30, 2019 as compared to $0.45 million for the same period of last year. The slight increase of other expenses was mainly due to more interest expense incurred for the six months ended June 30, 2019.

Provision for income taxes

Provision for income taxes was approximately $0.30 million for the six months ended June 30, 2019, a decrease of $0.44 million, or 59.8%, from $0.74 million for the same period of last year. The decrease was due to the decrease in taxable income for the six months ended June 30, 2019.

Net (loss) income

Net loss was $3.40 million for the six months ended June 30, 2019, as compared to a net income of $2.14 million for the same period of last year.

After deducting for non-controlling interest, the net loss attributable to ReTo was $3.01 million, or loss of $0.15 per basic and diluted shares, for the six months ended June 30, 2019. This compared to net income attributable to ReTo of $2.19 million, or net earnings of $0.09 per basic and diluted share, for the same period of last year.

Balance Sheet and Cash Flow

As of June 30, 2019 and December 31, 2018, the Company had cash of approximately $1.66 million and $1.48 million, and working capital of approximately $4.43 million and $8.84 million, respectively.

For the six months ended June 30, 2019 and for the year ended December 31, 2018, our accounts receivable turnover in days were 163 days and 186 days, respectively. The slow collection of our accounts receivable was mainly due to the slow down of the overall economy in China, which has a negative impact on the construction industry. Although we believe that we have developed a robust receivable management system and have not incurred a situation where an accounts receivable has become uncollectable, as our business continues to scale, we believe that our accounts receivable balance will continue to grow. This, in turn, increases our risk for bad debts and uncollectible receivables. To the extent we incur additional bad debts and/or uncollectible receivables, our business, financial condition and results of operation may be materially and adversely affected.

The instances of slow payments and long-aging receivables may have a negative impact on our short-term operating cash flow and future liquidity. We periodically review our accounts receivable and allowance level in order to ensure our methodology used to determine allowances is reasonable and accrue additional allowances if necessary. We have recently put a lot of effort into accounts receivable collection by tightening our customer credit policy and strengthening the monitoring of our uncollected receivables. If the Company has difficulty collecting an account, the following steps will be taken, including but not limited to: cease any additional shipments to the customer, visit the customer to request payments on past due invoices, and if necessary, take legal recourse. If all of these steps are unsuccessful, management will determine whether or not the receivable will be reserved or written off.

Net cash provided by operating activities was $0.50 million for the six months ended June 30, 2019, as compared to net cash used in operating activities of $5.68 million for the same period of last year. Net cash provided by operating activities for the six months ended June 30, 2019 was mainly due to a decrease in inventory of $1.04 million, increased advances from customers of $1.38 million and increased accounts payable of $1.76 million, offset by increased accounts receivable of $5.25 million and increased advances to suppliers of $0.26 million.

Net cash used in investing activities was $0.65 million for the six months ended June 30, 2019, as compared to net cash used in investing activities of $0.47 million for the same period of last year. The net cash used in investing activities in the six months ended June 2019 were payments for purchase of equipment and the purchase of term deposits. The net cash used in investing activities in the six months ended June 2018 were payments for the new factory facility and purchase of equipment for the Company’s subsidiary, REIT Xinyi.

Net cash provided by financing activities was $0.45 million for the six months ended June 30, 2019, as compared to net cash used in financing activities of $2.19 million for the same period of last year. Net cash provided by financing activities for the six months ended June 30, 2019 was primarily due to proceeds from long-term and short-term bank loans totaling $7.37 million, offset by the repayment of short-term and long-term bank loans totaling $6.78 million. Net cash used in financing activities for the six months ended June 30, 2018 was primarily due to proceeds from bank loans totaling $16.81 million, offset by the repayment of bank loans totaling $14.30 million.

Liquidity and Capital Resources

As of June 30, 2019 and December 31, 2018, the Company had outstanding loans of approximately $18.04 million and $17.44 million from various banks in China and third-party financing companies, respectively. To secure these debts, we have pledged our land use rights in Changjiang County, Hainan Province and Gu’an County, Hebei Province, as well as the buildings on the aforesaid land and nine other properties, to our lenders. Our assets outside of China are not used as collateral.

As of June 30, 2019 and December 31, 2018, the Company had cash of approximately $1.66 million and $1.48 million. Our cash primarily consist of cash at banks, which are unrestricted as to withdrawal and use. As of June 30, 2019 and December 31, 2018, we had no outstanding bank loans or third party loans due.

As of June 30, 2019 and December 31, 2018, our current assets were approximately $29.09 million and $29.52 million, respectively, and our current liabilities were approximately $24.66 million and $20.68 million, respectively. The working capital decreased by $4.41 million or 49.9% from $8.84 million as of December 31, 2018 to $4.43 million as of June 30, 2019. We have historically funded our working capital needs from operations, advance payments from customers, bank borrowings, capital contributions from shareholders and related-party loans. Presently, our principal sources of liquidity are generated from our operations, proceeds from our shareholders’ contributions, and loans and notes from commercial banks. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

Based on our current operating plan, we believe that our existing resources, including cash generated from operations, proceeds from the existing shareholders’ contributions, bank loans, bank notes payable, and advances from suppliers will be sufficient to meet our working capital requirement for our current operations over the next twelve months. We expect to be able to refinance our short-term loans based on past experience and our good credit history. We do not believe that a failure to refinance our short-term loans from certain banks will have a significant negative impact on our normal business operations. In addition, our related parties including our major shareholders and affiliated companies are willing to provide us financial support. However, we may have negative cash flow in the future. If this occurs, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

Recent Developments

On January 11, 2019, the Company filed a Form S-8 to register an aggregate of 2,000,000 common shares with par value of $0.001 per share, which is expected to be issued and authorized under the Company’s 2018 Share Incentive Plan.

On June 11, 2019, Ms. Yuxia Jia, the Chief Financial Officer (“CFO”), tendered her resignation for personal reasons as the CFO of the Company, effective immediately. On June 11, 2019, the Company’s Board of Directors appointed Mr. Bin Li, age 51, the Company’s then acting Finance Manager, to succeed Ms. Jia as the Company’s CFO. In addition, the Company’s Board of Directors appointed Ms. Jia as Senior Assistant to the Chairman of the Board of Directors.

On August 16, 2019, the Company entered into a consulting agreement (the “Consulting Agreement”) with an advisory firms which provides management consulting and advisory services. The Company issued 400,000 shares of common stock as remuneration for the services, valued at $448,000 on the date of issuance, for a period of twelve months.

About ReTo Eco-Solutions, Inc.

Founded in 1999 and headquartered in Beijing, ReTo is a manufacturer and distributor of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings) and fly-ash, as well as equipment used for the production of these eco-friendly construction materials. The Company also provides a full range of eco-friendly project solutions, including consultation, design, project implementation and construction, relating to all stages of sponge-city projects for customers. The Company’s clients are located or have been located in mainland China, and internationally, including Canada, the United States, Mongolia, Middle East, India, South Asia, North Africa, Maldives and Brazil.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate:” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding: 1) the ability to maintain the strength of its business despite lower selling prices; 2) the ability of additional features and customized configurations on its machinery and equipment products to attract more existing and potential customers, and help maintain its competitive positions; 3) the ability of the implementation of higher quality standards during the manufacturing process to ensure product quality and its ability to create benefits in the long run for market share and reputation; 4) the continued focus, including investment in research and development of the manufacturing of equipment used for production of eco-friendly construction materials; 5) the ability of the growth of its business to resume in the near future; 6) its ability to implement strategic initiatives, and obtaining long-term growth and delivering value to shareholders through its work with external advisory firm are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the construction industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Email: ir@retoeco.com

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1-732-910-9692

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
	2019	2018
ASSETS
Current Assets:
Cash and cash equivalents	$1,660,498	$1,477,873
Restricted cash	171,432	85,293
Term deposits	139,456	-
Accounts receivable, net - third parties	17,818,075	14,725,074
Accounts receivable, net - related party	445,944	450,473
Advances to suppliers, net - third parties	3,447,329	4,049,568
Advances to suppliers, net - related party	-	947,557
Inventories	3,616,488	4,630,312
Prepaid expenses and other current assets	1,174,954	974,802
Acquisition deposit	-	2,181,000
Right of use lease assets	617,044	-
Total Current Assets	29,091,220	29,521,952

Property, plant and equipment, net	41,125,098	41,382,223
Intangible assets, net	6,738,116	6,841,513
Prepayment for purchase of equipment	2,185,500	-
Prepayment for construction of properties	3,715,350	3,707,700
Deferred tax assets	411,279	551,534
Total Assets	$83,266,563	$82,004,922

LIABILITIES AND EQUITY

Current Liabilities:
Short term loans, net	$8,863,006	$8,858,457
Long term bank loans-current portion	874,200	436,200
Advances from customers	4,937,907	3,565,066
Deferred revenue	474,335	473,358
Accounts payable - third parties	3,429,173	1,815,496
Account payable - related party	684,403	557,584
Accrued and other liabilities	1,521,638	1,449,669
Taxes payable	3,221,268	2,964,524
Due to related parties	438,779	561,313
Lease liability- current	212,806	-
Total Current Liabilities	24,657,515	20,681,667

Long term bank loans	8,304,900	8,142,400
Lease liability - noncurrent	410,340	-
Total Liabilities	33,372,755	28,824,067

Commitments and Contingencies

Equity:
Common Stock, $0.001 par value, 200,000,000 shares authorized, 22,760,000 shares issued and outstanding as of June 30, 2019 and December 31, 2018	22,760	22,760
Additional paid-in capital	42,278,252	42,278,252
Statutory reserve	2,632,797	2,632,797
Accumulated earnings	6,073,800	9,084,246
Accumulated other comprehensive loss	(2,872,219)	(3,105,185)
Total RETO Eco-Solutions Inc. Stockholders’ Equity	48,135,390	50,912,870

Noncontrolling interest	1,758,418	2,267,985
Total Equity	49,893,808	53,180,855

Total Liabilities and Equity	$83,266,563	$82,004,922

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Six Months Ended June 30,
	2019	2018

Revenues	$18,513,479	$19,144,343
Cost of goods sold	14,332,275	8,733,593
Gross Profit	4,181,204	10,410,750

Operating Expenses
Selling expenses	633,038	612,151
General and administrative expenses	1,863,203	2,817,867
Bad debt expense	3,991,632	3,285,117
Research and development expenses	286,587	368,432
Total operating expenses	6,774,460	7,083,567

(Loss) Income from Operations	(2,593,256)	3,327,183

Other Income (Expense):
Interest expense, net	(631,613)	(483,326))
Other income	120,722	37,622
Total other expense, net	(510,891)	(445,704))

(Loss) Income Before Income Taxes	(3,104,147)	2,881,479

Provision for Income Taxes	298,198	741,630

Net (Loss) Income	(3,402,345)	2,139,849
Less: net loss attributable to non-controlling interest	(391,899)	(47,770)
Net (loss) income attributable to ReTo Eco-Solutions, Inc.	$(3,010,446)	$2,187,619

Net (loss) income	$(3,402,345)	$2,139,849
Other Comprehensive Gain (Loss):
Foreign currency translation gain (loss)	115,298	(1,071,228)
Comprehensive (loss) income	(3,287,047)	1,068,621
Less: comprehensive (loss) attributable to non-controlling interest	(509,567)	(85,011)
Comprehensive (Loss) Income Attributable to RETO Eco-Solutions, Inc.	$(2,777,480)	$1,153,632

(Loss) Earnings per share
Basic and diluted	$(0.15)	$0.09

Weighted average number of shares
Basic and diluted	22,760,000	22,760,000

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(UNAUDITED)

			Additional		Accumulated	Accumulated Other
	Common Stock		paid-in	Statutory	Earnings	Comprehensive	Noncontrolling	Total
	Shares	Amount	Capital	Reserve	(Deficit)	Income (Loss)	Interest	Equity

Balance at December 31, 2017	22,760,000	$22,760	$42,278,252	$1,989,475	$5,246,950	$(216,414)	$2,307,727	$51,628,750

Net income	-	-	-	-	2,187,619	-	(47,770)	2,139,849
Appropriation to statutory reserve	-	-	-	277,166	(277,166)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(1,033,987)	(37,241)	(1,071,228)
Balance at June 30, 2018	22,760,000	$22,760	$42,278,252	$2,266,641	$7,157,403	$(1,250,401)	$2,222,716	$52,697,371

Balance at December 31, 2018	22,760,000	$22,760	$42,278,252	$2,632,797	$9,084,246	$(3,105,185)	$2,267,985	$53,180,855

Net loss	-	-	-	-	(3,010,446)	-	(391,899)	(3,402,345)
Foreign currency translation adjustment	-	-	-	-	-	232,966	(117,668)	115,298
Balance at June 30, 2019	22,760,000	$22,760	$42,278,252	$2,632,797	$6,073,800	$(2,872,219)	$1,758,418	$49,893,808

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended June 30,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(3,402,345)	$2,139,849
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	888,496	957,200
Bad debt provisions	3,992,006	3,285,117
Changes in operating assets:
Notes receivable	-	(10,997)
Accounts receivable	(5,250,419)	(2,369,988)
Advances to suppliers	(256,252)	(4,346,296)
Inventories	1,035,416	(1,604,918)
Right of use assets	(624,302)	-
Other assets	(116,591)	(1,322,906)
Changes in operating liabilities:
Advances from customers	1,381,548	(1,995,779)
Accounts payable	1,756,015	(1,289,893)
Accrued and other liabilities	208,839	1,732.245
Taxes payable	253,576	(849,778)
Lease liability	630,476	-
Net cash provided by (used in) operating activities	496,463	(5,676,144)

CASH FLOWS FROM INVESTING ACTIVITIES
Term deposits	(141,096)	-
Addition of construction in progress and property and equipment	(508,236)	(473,758)
Net cash used in investing activities	(649,332)	(473,758)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	6,633,621	7,069,500
Repayment of short-term loans	(6,633,621)	(6,723,880)
Deferred financing cost paid	(13,890)	-
Proceeds from long-term bank loans	737,069	9,740,200
Repayment of long-term bank loans	(147,414)	(7,575,515)
Repayment of related party loans	(121,951)	(318,579)
Net cash provided by financing activities	453,814	2,191,726

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND RESTRICTED CASH	(32,181)	(445,552)

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	268,764	(4,403,728)

CASH AND RESTRICTED CASH, BEGINNING OF PERIOD	1,563,166	10,863,040

CASH AND RESTRICTED CASH, END OF PERIOD	$1,831,930	$6,459,312

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$711,825	$1,059,331
Income tax paid	$75,387	$1,903,343